

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 25, 2020

Yandai Wang
Chief Executive Officer
SOS Ltd
Room 8888, Jiudingfeng Building,
888 Changbaishan Road,
Qingdao Area, China (Shandong)
Pilot Free Trade Zone
People's Republic of China

> **Re: SOS Ltd**
> **Registration Statement on Form F-3**
> **Filed November 17, 2020**
> **File No. 333-250145**

Dear Mr. Wang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julia Griffith at 202-551-3267 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance